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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                            POWELL INDUSTRIES, INC.

                              (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE

                       (Title of Class of Securities)

                                   739128106
                                 (CUSIP Number)

                                JANUARY 8, 1985

            (Date of Events Which Require Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 739128106                                                  Page 2 of 5

1.      Name of Reporting Person
        I.R.S. Identification No. of Above Persons (entities only)

        Bonnie L. Powell
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
Number of      5.      Sole Voting Power                            523,919
Shares
Beneficially   6.      Shared Voting Power                          345,500
Owned by
Each           7.      Sole Dispositive Power                       523,919
Reporting
Person With    8.      Shared Dispositive Power                     345,500
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person   869,419
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares*   [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)                   8.2%
--------------------------------------------------------------------------------
12.     Type of Reporting Person*                                            IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 739128106                                                  Page 3 of 5

ITEM 1(a).    NAME OF ISSUER:

              Powell Industries, Inc., a Nevada corporation.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              8550 Mosely Drive, Houston, Texas 77075

ITEM 2(a).    NAME OF PERSON FILING:

              Bonnie L. Powell

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              P.O. Box 112
              Warda, Texas 78960

ITEM 2(c).    CITIZENSHIP:

              United States

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $0.01 par value per share

ITEM 2(e).    CUSIP NUMBER:

              739128106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable.

ITEM 4.       OWNERSHIP:

              (a)    Amount beneficially owned:                       869,419

              (b)    Percent of class:                                8.2%

              (c)    Number of shares as to which the person has:

                     (i)    Sole power to vote or direct the vote     523,919

                     (ii)   Shared power to vote or direct the vote   345,500

                     (iii)  Sole power to dispose or to direct the
                            disposition of                            523,919


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CUSIP No. 739128106                                                  Page 4 of 5

                   (iv)  Shared power to dispose or to direct the
                         disposition of                                  345,500

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable.

ITEM 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 739128106                                                  Page 5 of 5


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2003                                      /s/ BONNIE L. POWELL
                                                   -----------------------------
                                                   Bonnie L. Powell